

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 12, 2016

<u>Via E-mail</u>
Ms. Chu Pi Yun
Chief Financial Officer
Omphalos, Corp.
Unit 2, 15 Fl.,
83, Nankan Rd. Sec. 1
Luchu Taoyuan County
Taiwan

   Re: Omphalos, Corp.
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Filed March 25, 2015
     File No. 000-32341

Dear Ms.Yun:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin Kuhar

        Kevin Kuhar
        Accounting Branch Chief
        Office of Electronics and Machinery